Mail Stop 4561

      							August 9, 2005

Mr. Van A. Dukeman
Chief Executive Officer
Main Street Trust, Inc.
100 West University
Champaign, Illinois 61820

	Re:	Main Street Trust, Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2004 Form 10-Q for the Fiscal Quarter Ended March 31, 2005
      File No. 000-30031

Dear Mr. Dukeman:

		We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 3 - Investment in Debt and Equity Securities, page 46

1. We note that the Company`s investments in other securities had unrealized losses of $749,000, $981,000 and $1.3 million for fiscal years 2004, 2003 and 2002, respectively. Considering these securities had been in a loss position for greater than 12 months at each period end, tell us how you considered SAB 59 in determining
that these unrealized losses were other than temporary.   We
further
note that the unrealized losses in common stocks decreased in 2004 compared to 2003 and "management believes the market value of these securities will continue to improve as the economy continues to recover". The $981,000 unrealized loss in 2003, however, is attributable to the Company`s investment in ten common stocks where as the unrealized loss in 2004 is attributable to your investment in seven common stocks. Therefore, it is not clear if the decrease in the unrealized loss is the result of an improvement in the economy or a change in the portfolio. Please provide a breakdown of the unrealized losses for each period presented by security and tell us how you applied the guidance in SAB 59 on an individual security basis. We also refer you to the guidance in the Current Accounting and Disclosure Issues in the Division of Corporation Finance dated March 4, 2005 that can be found on our website at http://www.sec.gov/divisions/corpfin/acctdis030405.htm#P493_74580, which indicates that the ability to hold an equity security indefinitely would not, by itself, allow an investor to avoid an other-than-temporary impairment. Your response should include your consideration of the Staff`s guidance, as well. Also, provide a similar analysis for the $3.6 million of unrealized losses on federal agency securities that have been in a loss position for greater than
12 months at March 31, 2005.

2. We note from your disclosures in Note 1(f) that the Company`s non-marketable equity securities include investments in venture capital funds which are reported on the equity method. Please provide a breakdown of these investments, which includes the name of the investee as well as the percentage ownership of common stock. Tell us how you considered the disclosure requirements of paragraph 20 of
APB 18 and tell us how you determined the fair value of these investments.

*****

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence on EDGAR as required by Rule 101 of Regulation S-T. Please understand that we may have additional comments after reviewing your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Christopher White, Staff Accountant, at (202) 551-3461 or me at (202) 551-3499 if you have any questions regarding our comments on the financial statements and related matters.


								Sincerely,


								Kathleen Collins
								Accounting Branch Chief


??

??

??

??

Mr. Van A. Dukeman
Main Street Trust, Inc.
August 9, 2005
page 1